January 26, 2006






VIA EDGAR
---------


Securities and Exchange Commission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Linda Stirling


         Re:      Sanford C. Bernstein Fund, Inc.
                  Registration File Nos. 33-21844 and 811-5555
                  Post-Effective Amendment No. 41

                  Sanford C. Bernstein Fund II, Inc.
                  Registration File Nos. 333-82336 and 811-21034
                  Post-Effective Amendment No. 4

Dear Ms. Stirling:

                  Reference is made to Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of Sanford C. Bernstein Fund, Inc. ("SCB"), filed under the Investment Company Act of 1940 and the Securities Act of 1933 on December 1, 2005, and Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A of Sanford C. Bernstein II Fund, Inc. ("SCB II and, together with SCB, the "Funds"), filed under the Investment Company Act of 1940 and the Securities Act of 1933 on December 1, 2005 (together, the "Amendments"). The proposed effective date of each of the Amendments is January 30, 2006.

                  Each Fund acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendments effective, it does not foreclose the Commission from taking any action with respect to the Amendments. In addition, each Fund acknowledges, that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendments effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Amendments. The Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Very truly yours,

                                           Sanford C. Bernstein Fund, Inc.
                                           Sanford C. Bernstein Fund II, Inc.

                                           By: /s/ Christina Morse
                                               --------------------------
                                               Name:  Christina Morse
                                               Title:  Assistant Secretary